MAIL STOP 05-11

October 7, 2004

Mr. Cary M. Grossman
Co-Chief Executive Officer
Coastal Bancshares Acquisition Corp.
9821 Katy Freeway, Suite 500
Houston, TX 77024

      Re:	Coastal Bancshares Acquisition Corp.
		Registration Statement on Form S-1
		File No. 333-118294
      Amendment No. 1 Filed September 27, 2004

Dear Mr. Grossman:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you intend to furnish the following: (1) a copy of the no objection letter from the NASD indicating that the NASD has no additional concerns regarding compensation to be paid the underwriters prior to the effectiveness of the company`s registration statement and (2) confirmation that any outstanding state regulatory agency comments have been resolved and that the company has received clearance from all states where it has applied to have the units registered for sale.

Prospectus Summary
2. The discussion under Industry Overview through the bottom of page
one, as well as the identical information on page 21, remains promotional and speculative in nature and inappropriate in our view in a disclosure document.
Risk Factors, page 7
3. Clarify in both the heading and in the narrative to risk factor
10
that certain of your officers and directors, or their affiliates, are already affiliated with blank check companies. In this regard, we are referring both to Mr. Grossman`s affiliation with Sand Hill and to Mr. Sangalis and his private equity firm`s affiliation with Millstream. Include similar disclosure regarding the latter in the revised Management section on page 42.


Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 824-5069 or Maureen
Bauer at (202) 942-1824 if you have questions regarding the financial statements and related matters. Please contact William Bennett at
(202) 942-0135 with any other questions.

      Sincerely,



      John Reynolds, Assistant Director
      Office of Emerging Growth Companies


cc:	Ronald J. Frappier, Esq.
	Fax: (214) 855-4300
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